Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-140362 on Form S-3 of our report dated March 15, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph for a change in method of accounting for share-based compensation upon adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment”), relating to the consolidated financial statements and the consolidated financial statement schedule of Protection One, Inc. appearing in the Annual Report on Form 10-K of Protection One, Inc. for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
April 23, 2007